NEWS RELEASE

CURRENT TECHNOLOGY RESTRUCTURES DEBT
TOTALLING $1,101,053 USD

Vancouver, BC, September 11, 2007 -- The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the "Company") is pleased to announce that it has reached an agreement with the Company’s largest shareholder, Keith Denner, to restructure $1,101,053 (all funds USD) indebtedness of the Company to Mr. Denner.  Under the agreement, which has an effective date of September 10, 2007, the due date of the $1,101,053 convertible promissory note is extended from January 9, 2008 to January 16, 2009 (the “Debt”). The interest rate of 10% per annum remains the same. Mr. Denner has the right to convert all or part of the Debt to common shares of the Company at a conversion price of $0.10 per share. In addition, the Company is issuing Mr. Denner warrants to purchase an additional 5,000,000 shares. The warrants are exercisable at a price of $0.10 per share and expire on the later of December 31, 2012 or the date which is one year and five business days after the Debt is repaid in full.

On September 10, 2007 the Company issued 5,650,000 units in the capital of the Company at a price of $0.05 per unit (the “Purchased Securities”).  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at $0.10 up to and including August 9, 2012.  Up to and including December 31, 2007, the Company may offer subscribers the pro-rata right to provide up to $282,500 of additional funding under the same terms and conditions.  The amount left over from any subscribers who elect not to participate in the subsequent funding will be allocated in a manner the Company deems fair, in its sole discretion.

The Purchased Securities were sold to 7 accredited investors pursuant to Section 4 (2) and Regulation D of the Securities Act of 1933 (the “Act”) and are “Restricted Securities” as defined in Rule 144 under the Act.  The subject accredited investors are residents of the United States (as to 2), Europe (3) and Canada (2), and all  are existing shareholders of the Company. Mr. Denner purchased 1,640,000 units and Company CEO Robert Kramer purchased 1,750,000 units.

After taking into consideration the foregoing transactions, Mr. Denner owns 16,619,266 common shares (representing approximately 16.62 % of the issued and outstanding shares of the Company) and warrants to purchase an additional 27,548,933 common shares.  All such warrants (with the exception of the 1,640,000 warrants issued as part of the Purchased Securities) provide for a cashless exercise provision.  Of the 20,908,933  warrants held by Mr. Denner prior to the foregoing transaction, the Company previously agreed to extend all of the expiry dates to the date which is one year and five business days after the Debt is repaid in full.  The Company has also agreed to pay an extension fee to Mr. Denner of $5,000.  In the aggregate, after giving effect to the exercise of Mr. Denner's warrants and the conversion of the convertible promissory note issued to Mr. Denner (and prior to the exercise or conversion of any options, warrants or other convertible securities of the Company by any other holder thereof), Mr. Denner would beneficially own under applicable securities law 39.83% of the deemed outstanding shares of the Company.  This percentage will be reduced proportionately if other holders exercise their existing options and warrants previously issued by the Company.  All of the foregoing numbers are effective as of September 10, 2007.

The shares and warrants were acquired for investment purposes and Mr. Denner has no present intention to further increase his beneficial ownership of or control or direction over the shares.  Mr. Denner may in the future take such actions in respect of his holdings as he deems appropriate in light of the circumstances then existing, including the purchase of additional shares or other securities of the Company through open market purchases or privately negotiated transactions, or the sale of all or a portion of his holdings in the open market or in privately negotiated transactions to one or more purchasers.

For more information or a copy of the applicable report please contact:

Robert Kramer
Current Technology Corporation
1430-800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Telephone: 604.684.2727
Facsimile: 604.684.0526

Keith Denner
5901 Vista Drive
West Des Moines, Iowa
USA 50266

Telephone: 515.226.0000 x110
Facsimile: 515.226.0817